UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

In connection with the Annual General Meeting of Shareholders (the “Meeting”) of NANO-X IMAGING LTD (the “Company”), scheduled to be held on November 4, 2021 at 15:00 Israeli time (9:00 am EST), shareholders of the Company will be able to participate in the Meeting through the virtual meeting facility described below.

The Meeting webpage (information, webcast, telephone access and replay):
https://www.cstproxy.com/nanox/2021

Telephone access:
Within the U.S. and Canada: 1 800-450-7155 (toll-free)
Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 2381750#

Voting by Shareholders:

  Shareholders registered in the Company's shareholder register: who want to vote in person at the Meeting can log into the portal using the control number printed on the proxy card mailed to them.
  Shareholders not registered in the Company's shareholder register: who want to vote in person at the Meeting, but whose shares are not registered in the Company's shareholder register in any such shareholder's name, must contact the broker, bank or other nominee that holds the shares, who will then need to contact the Transfer Agent, to request a legal proxy. All legal proxies must be received by the Company [tiki.e@nanox.vision] or its Transfer Agent Continental Stock Transfer & Trust Company [proxy@continentalstock.com] by no later than 48 hours prior to the Meeting and a control number will be sent to those shareholders who provide a power of attorney as aforesaid that will allow them to vote at the Meeting.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: October 29, 2021